Mail Stop 3561

July 7, 2009

Jeffrey W. Jones
Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent, Suite 1000
Broomfield, CO 80021

> **Re: Vail Resorts, Inc.**
> **File No. 001-09614**
> **Form 10-K: For the Fiscal Year Ended July 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief